First Point Minerals Corp. is a Canadian based Exploration company focused on the acquisition of precious and base metal properties in Central and South America. First Point's primary focus is to acquire, explore and add value to precious metal projects in Honduras, Nicaragua and El Salvador. Exploration in these countries continues to be very active because of successful discoveries and the recognition that this region has been significantly under-explored. Evaluation of other gold and silver opportunities, particularly in Peru as well as Central America is ongoing. The Company is well financed with $1,800,000CDN in working capital, and well on its way of achieving its goal of becoming a highly successful, growth-oriented exploration company that is environmentally and socially responsible.

First Points Mineral's Projects

The Rio Luna Gold Project in Nicaragua hosts a large scale epithermal gold vein system with a combined strike length of 8.8 k i l o m e t e r s . Tr e n c h i n g h a s consistently retur ned broader mineralized widths than anticipated owing to the presence of mineralized halos, that extend for several meters away from the veins. Of the 65 hand trenches which intercepted the target, 35 trenches returned values greater than 0.5 grams per tonne (g/t) gold over mineralized widths, the average of which was 2.5 g/t gold over 2.6 meters with values as high as 21.1 g/t gold over 2 meters. Management believes that the veins at Rio Luna represent the upper levels of an epithermal gold vein system and indicate that higher grades are likely at depth and might well develop into high-grade bonanza gold zones. Currently, First Point Minerals is carrying out a diamond drill program of 3,000 meters in approximately 25 holes. The initial drilling tested the Balsamo East and Balsamo target areas, which are located within the main Paraiso vein system. The first 4 holes drilled on the Balsamo Target all returned anomalous gold values. Hole number 3 intersected 9.1 meters averaging over 6.2 g/t gold which included 19.4 g/t over 2.6 meters.

The first 4 holes drilled at the Balsamo East target also returned anomalous gold values. Hole 8, the western most of the holes drilled, intersected the widest interval of mineralization and returned 13.4 meters of 1.1 g/t gold and ranged 5.6 g/t gold over half a meter. The drill results from the 2nd area of drilling, Balsamo East comfirmed both continuity of the vein plus greater widths at depth at both locations. At the Balsamo target area, the true width of the vein in the trenches averaged 3.2 meters with an average grade of 3.2 g/t gold. In the drill holes the average apparent true width of the vein is 4.2 meters and the average grade is 5.2 g/t gold. At the Balsamo East Target area, the true width of the vein in the trenches is 4.7 meters, and the average apparent true width of the drill holes is 5.4 meters, while the average grade is 2.6 g/t gold and .08 g/t gold respectively.

The Cacamuya Gold Project in Honduras is host to five known gold zones of epithermal veining, stockwork and sinter zones over 6 square kilometers. Cacamuyá is a volcanic-hosted, low sulphidation, epithermal, gold/silver prospect that combines two distinct, but related, styles of mineralization that are represented by the Filo Lapa and Cerro Chachagua Targets. These occur within a two kilometer broad by more than four kilometer long, north-trending zone of

Corporate Information
Symbol: FPX-TSX-V
52 Week Range: $0.16-$0.42
Recent Price: $0.20
Issued: 31,153,454
Fully Diluted: 39,050,441
Market Cap: $6,230,691
Cash: $1.8 mil

Management
First Point has one of the most qualified and experienced exploration teams in the junior mining industry. Collectively this team has over 150 years of experience and have been directly involved in a number of significant discoveries, of which seven are commercial deposits totaling over 25,000,000 ounces of gold. First Point's management team has worked in more than 35 countries, where they have been involved in mineral exploration and were responsible for negotiating exploration and mining concessions, tax treaties and related matters.

Management and Directors
Dr. Peter M. Bradshaw
President, CEO, and Director
Dr. Ron M. Britten
V.P. Exploration
Mr. Piotr Lutynski
Geologist
Mr. Alberto Manrique
Exploration Manager, S.A.
Mr. J. Christopher Mitchell
CFO and Corporate Secretary
Mr. Ran Davidson
Director of Investor Relations
Mr. Robert A. Watts
Director
Mr. Roderick W. Kirkham
Director
Mr. Patrick J. Mars
Director
Mr. William H. Myckatyn
Director

Contact Information
Ran Davidson, Director of Investor Relations
906-1112 West Pender Street
Vancouver, B.C., V6E 2S1
604-681-8600
Toll Free 1-800-FPM-8601 rdavidson@firstpointminerals.com www.firstpointminerals.com intense alteration and coincident strong multi-element soil anomalies.

Deeper-seated, high-grade, epithermal vein mineralization at the Cerro Chachagua and related targets occur about two kilometers east of Filo Lapa at a topographically and stratigraphically lower position. These targets are classic bonanza epithermal veins similar to Meridian Gold's El Peñón Gold Mine in Chile. The 23 diamond drill holes to date in this large area have values as high as 104.7 grams/tonne gold and 743 grams/tonne silver over 6.2 meters of apparent true width. Historic mining at Carmen-Esperanza had grades of 15 to 30 grams/tonne gold over less than one meters width. However, the continuity of bonanza grades has yet to be established.

BHP Billiton Joint Venture.

Managed by First Point, this is a strategic exploration agreement to explore for large porphyry copper-gold deposits in Nicaragua, Honduras and El Salvador. If gold/silver-only projects are generated by this work they can be retained 100% by First Point Minerals Corp. These are defined as projects in which gold plus silver is greater than 75% of the economic value of the deposit. Currently First Point has 3 technical teams on the ground in Central America hunting for elephant sized Copper-Gold Porphyry Deposits.

First Points 22% interest in Aquila Resource Corp.

This year First Point Minerals entered into a Base Metal / Precious metal exploration venture with Menominee River Exploration co. LLC, a private company based in Michigan for the purposes of advancing First Point's Cedros property in Honduras, and MREC's advanced stage Back Forty project in Michigan. The Cedros property contains a Zinc-Silver deposit and the Back Forty project contains a Zinc-Gold deposit. The joint venture became known as Aquila Resources with First Point retaining a 22% interest and MREC holding the remaining 78%. Initially Aquila's principal focus will be on Zinc and Copper base metal deposits while First Point will maximize shareholder value by concentrating on precious metal deposits.

The Cedros Gold Project in Honduras is at the southern end of a belt of world-class, carbonate-hosted, silver-zinc-lead deposits and was mined by the Spanish in the 1500's to 1800's for high-grade silver. The mineralized belt stretches from northern Mexico to the El Mochito mine in Honduras. Exploration efforts to date have been focused on geological mapping and trenching within a very strong silver-zinc-lead soil geochemical anomaly measuring approximately two by three kilometers. Trenches in the southern portion of the property have encouraging values. These are prime targets for bulk-mineable silver-zinc in carbonates and other sediments adjacent to the major intrusions. Trench CA-04 at Cedros Abajo and Carmelo Sur, the bulk mineable southern zone returned values of 6.0 meters of 58.0 g/t silver, 4.08% zinc and 4.38% lead. Trench CA-05 returned values of 17.0 g/t silver, 1.3% zinc and 1.35% lead over 45.0 meters. Trenching at the Belen, Azul and El Carmelo, the massive sulphide northern zone, returned 2.7 meters of 108 g/t silver, 7.80% zinc and 4.10% lead from trench Azul-98rmb87. Trench Jalisco returned 10.0 meters of 81.0 g/t silver, 3.90% zinc and 0.35% lead.

The Back Forty Project in Michigan is an advanced stage project. Subsequent drilling in 2003 defined a potentially economic resource of zinc and gold rich massive sulfide mineralization, plus adjacent gold rich sections low in sulfides. The massive sulfide lenses show impressive widths and continuity. The potential to expand the three massive sulfide zones is excellent. The Main Zone massive sulfides remain open down plunge to the west, and ground geophysical surveys indicate probable extension in this direction for at least another 425 meters. The Tuff Zone massive sulfide is open at depth and along strike to the east, and has not been drilled along its surface projections where there is potential for enriched gossans similar to the East Zone. Drilling at the Back Forty massive sulphides returned 36.9 meters of 5.85 g/t gold, 0.38% copper, 0.07% lead and 9.15% zinc including 8.3 meters of 18.75 g/t gold, 0.64% copper, 0.29% lead and 8.54% zinc from Hole 108402. Hole 108406 returned 31.6 meters of 4.13 g/t gold, 0.22% copper, 0.05% lead and 10.25% zinc, which included 9.0 meters of 9.04 g/t gold, 0.26% copper, 0.15% lead and 11.50% zinc.